Mail Stop 3561

								February 28, 2006

 BY U.S. Mail and Facsimile [ 852-2688-0394 ]

 Mr. Samuel M.H. Lai
   Chief Executive Officer (Acting)
 KOWLOON-CANTON RAILWAY CORPORATION
 KCRC House, 9 Lok King Street
 Fo Tan, Sha Tin
 New Territories, Hong Kong

 	Re:	Kowloon-Canton Railway Corporation
Supplemental response letter dated February 10, 2006 on the Form
20-F
for Fiscal Year Ended December 31, 2004
 		Filed February 10, 2006
 		File No. 1-15004

Dear Mr. Lai:

	We have reviewed your supplemental response letter to us dated
February 10, 2006 in response to our letter of comment dated
January
19, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response, should be submitted in electronic form, under the label "corresp", and be provided within 10 business days from the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Samuel M.H. Lai
Kowloon-Canton Railway Corporation
February 28, 2006
Page 2

FORM 20-F (Fiscal Year Ended December 31, 2004)

Financial Statements

Note 44. Summary of differences between accounting principles generally accepted in Hong Kong and the United States, page F-48

(b) Depreciation on Certain Fixed Assets, page F-48

1. We have reviewed your response dated February 10, 2006. You state that it is your understanding that under U.S. GAAP these assets should be amortized over the shorter of their respective economic useful lives or the land lease term, as defined by paragraph 5 (f) of
FASB 13, as amended.  You refer us to the SEC Letter dated
February
7, 2005 as confirmation of this understanding. In determining the lease term, you indicate that you have taken into consideration the fixed non-cancelable term of the lease plus all periods for which failure to renew the lease imposes a significant penalty (as defined in paragraph 5 (o) of FASB 13) upon the lessee such that renewal appears at lease inception to be reasonably assured.

2. While we do not dispute your contention that you would suffer severe economic detriment if you did not renew the land leases, your argument does not appear to be applicable unless you have the contractual option to renew the lease, as well. The land policy description states that leases may be extended at the sole discretion of the HKSARG. Further, HKSARG has indicated to you that it was not in a position to make definitive statement on your vested land because it was too early to do so. Given these circumstances, it appears that the lease term of any lease agreements entered into or significantly modified subsequent to June 30, 1997 should be confined to the fixed noncancelable term of the lease.

3. In this regard, as you assumed renewal of your land leases prior to July 1, 1997, we assume that your existing leases all contained ordinary renewal options at inception. If our assumption is not correct, please advise and support your conclusion that renewal could be considered to be reasonably assured. If our assumption is correct, it appears that the loss of that renewal option under HKSARG would constitute a significant modification to the lease and that the lease term and related depreciation charges should have been reconsidered as of July 1, 1997. Please tell us whether or how you considered these factors in arriving at your conclusion that the depreciable lives of tunnels, bridges and roads should remain unchanged for purposes of U.S. GAAP. We may have further comments upon review of your responses.



Samuel M.H. Lai
Kowloon-Canton Railway Corporation
February 28, 2006
Page 3

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief


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